EXHIBIT 20

FOR IMMEDIATE RELEASE                                   December 9, 1994

For additional information
Contacts:  Westamerica Bancorporation
           E. Joseph Bowler
           (415) 257-8040

           North Bay Bancorp
           Thomas Bales
           (415) 883-2265

Westamerica Bancorporation and North Bay Bancorp
Sign Definitive Merger Agreement

San Rafael, CA - Westamerica Bancorporation (NASDAQ: WABC) and North Bay Bancorp parent company of Novato National Bank today announced the signing of a Definitive Merger Agreement under which Westamerica will acquire all of the outstanding shares of common stock of North Bay Bancorp pursuant to a tax-free exchange of shares whereby North Bay Bancorp stockholders will receive Westamerica Common Stock. North Bay Bancorp, headquartered in Novato, California, with approximately $108 million in assets and $92 million in deposits, operates through three offices in Novato, Ignacio and Santa Rosa.

     The Agreement, which has been approved by the Boards of Directors of both companies, is subject to conditions usual and customary for merger transactions of this type, including approval by North Bay Bancorp shareholders, approval by bank regulatory authorities, and satisfaction of certain other terms and conditions.

     The Agreement provides for an exchange ratio of .36 of a share of Westamerica Common Stock for each outstanding share of North Bay Bancorp Common Stock, subject to adjustment such that North Bay Bancorp shareholders will share half of the appreciation if Westamerica's average share price on the NASDAQ prior to the effective date of the Merger exceeds $33.60, provided, however if certain significant liabilities or expenses related to North Bay Bancorp's business or operations occur prior to the merger the exchange ratio may be adjusted downward pursuant to a formula. If Westamerica's average common stock closing price quoted on NASDAQ during a twenty business day period prior to the merger is below $30.40, North Bay Bancorp may either accept the exchange ratio, renegotiate the exchange ratio or terminate the Agreement.

     Stock options to acquire North Bay Bancorp Common Stock outstanding at the close of the transaction would be converted into stock options to acquire Westamerica Common Stock. Excluding currently outstanding North Bay Bancorp stock options, the acquisition, at the closing price for WABC on December 8, 1994, would be valued at approximately $10.89 per share or approximately $12 million. Based on WABC's closing price on December 8, 1994, the merger would result in the issuance of approximately 385,000 new shares of Westamerica Common Stock. At September 30, 1994, Westamerica had approximately 8.1 million shares outstanding and North Bay Bancorp had about 1.1 million shares outstanding. Although the parties have not adopted any formal timetable, it is estimated the merger will be consummated in the second half of 1995.

     North Bay Bancorp's Chairman, Dr. Thomas Bales, stated:
"We are excited about joining the most successful community bank in Northern California. In the current environment of rapid change and consolidation in the banking industry, we concluded that merging with Westamerica presented an outstanding course of action for our shareholders. Westamerica brings to the affiliation a stellar record of earnings and dividend growth, strong asset quality, a wide branch network, and the capital resources needed to develop the profitable segments in our banking business."

     David L. Payne, Chairman, President and CEO of
Westamerica said: "We are extremely pleased with this opportunity to add to Westamerica's community banking franchise in our Marin and Sonoma County markets. Novato
National Bank is a logical merger partner for Westamerica due to its strong business banking position in several key markets in these important counties."

     Westamerica Bancorporation operates as a multi-bank holding company with 49 branches in 11 Northern California Counties. Westamerica's assets at September 30, 1994 were approximately $2.1 billion. Westamerica reported record net income of $6.3 million or $0.78 per share for the quarter ending September 30, 1994 and record net income of $18.3 million or $2.27 per share for the first nine months of 1994.

     Westamerica Bancorporation previously announced the signing of a merger agreement with PV Financial, a bank holding company headquartered in Modesto, California with $173 million in total assets. PV Financial's wholly-owned banking subsidiary, Pacific Valley National Bank, operates five branches in the Central California cities of Modesto, Ceres, and Turlock. Shareholders of PV Financial approved the merger of PV Financial with and into Westamerica on November 14, 1994, and the Federal Reserve Board approved the merger on November 17, 1994. This merger is expected to be consummated in the first quarter of 1995.

     Earlier this month, Westamerica Bancorporation announced the signing of another merger agreement with CapitolBank Sacramento, a $138 million asset unit bank located in downtown Sacramento. The CapitolBank merger is subject to approval by CapitolBank shareholders and regulatory authorities, and satisfaction of other customary conditions.

The CapitolBank merger is expected to be consummated by mid-1995.

(NOTE: A registration statement relating to the Westamerica Common Stock to be exchanged for shares of North Bay Bancorp Common Stock will be filed with the Securities and Exchange Commission ("SEC"). The Westamerica Common Stock may not be exchanged, nor may offers to exchange be accepted, prior to the time the registration statement becomes effective. This press release shall not constitute an offer to exchange or the solicitation of an offer to exchange nor shall there be any exchange of the Westamerica Common Stock in any state in which such offer, solicitation, or exchange would be unlawful prior to registration or qualification under the securities laws of any such state. The Westamerica Common Stock to be exchanged will be offered only by means of a prospectus filed with the SEC.)